

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 28, 2017

Mohamad Ali
Chief Executive Officer
Carbonite, Inc.
Two Avenue de Lafayette
Boston, MA 02111

      Re: Carbonite, Inc.
             Registration Statement on Form S-3
             Filed April 24, 2017
             File No. 333-217440

Dear Mr. Ali:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                              Sincerely,

                              /s/ Jan Woo

                              Jan Woo
                              Legal Branch Chief
                              Office of Information Technologies
                              and Services

cc: Susan E. Pravda, Esq.
         Foley & Lardner LLP